KUNZMAN & BOLLINGER, INC.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

July 24, 2008

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #18-2008 Program (the “Program”)
SEC File No. 333-150925

Dear Mr. Schwall:

This letter is in response to comments made in your letter dated July 16, 2008 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter.

Form S-1/A Filed June 27, 2008

Atlas Resources, LLC Financial Statements

Note 1 - Nature of Operations, page F-14

Principles of consolidation, page F-14

1.
In your response to our prior comment 3 you state that your managing general partner is not required to fully consolidate the limited partnerships because the limited partners have substantive kick-out rights, and there are no barriers in the limited partnership agreements to prevent the limited partners from exercising these rights. The guidance of EITF 04-5 requires the general partner to consider not only barriers that may be explicitly found in the limited partnership agreements but also barriers that may exist in the external environment in which the limited partnerships operate; examples of some of the barriers the general partner should consider when determining whether the presumption of control is overcome are set forth in paragraph 7(b) of EITF 04-5. Please tell us how the managing general partner has overcome each of these barriers in reaching their conclusion that substantive kick out rights exist and that application of the proportionate consolidation method is appropriate.

The following response addresses EITF 04-05 in relation to barriers to the limited partner kick-out rights. In this regard, the Managing General Partner has set forth the statement from ETIF 04-05 and the Managing General Partner’s response.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

EITF 04-05 paragraph 7(b) barriers include, but are not limited to:

(1)	Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise.

Response: There are no barriers of this kind in the partnership agreement. Under Section 4.04(a)(3)(a) of the partnership agreement, the limited partner kick-out rights may be exercised at any time upon 60 days’ advance notice as set forth in (4) below.

(2)
Financial penalties or operational barriers associated with dissolving (liquidating) the limited partnership or replacing the general partners that would act as a significant disincentive for dissolution (liquidation) or removal.

Response: There are no financial penalties or operational barriers involved with dissolution or liquidation of the partnership or the removal of the Managing General Partner that would act as a significant disincentive for taking those actions. Under the partnership agreement, the partnership may be dissolved and liquidated if there is a “Final Terminating Event,” which Section 2.01.21 defines as the following:

“21.	“Final Terminating Event” means any one of the following:

(i)	the expiration of the Partnership’s fixed term;

(ii)	notice to the Participants by the Managing General Partner of its election to terminate the Partnership’s affairs;

(iii)	notice by the Participants to the Managing General Partner of their similar election through the affirmative vote of Participants whose Units equal a majority of the total Units; or

(iv)	the termination of the Partnership under §708(b)(1)(A) of the Code or the Partnership ceases to be a going concern.”

Also, Section 7.02 of the partnership agreement provides an explicit, reliable mechanism for dissolving and terminating the partnership as follows:

“7.02. Dissolution and Winding Up.

7.02(a). Final Terminating Event. On the occurrence of a Final Terminating Event the affairs of the Partnership shall be wound up and there shall be distributed to each of the parties its Distribution Interest in the remaining Partnership assets.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

7.02(b). Time of Liquidating Distribution. To the extent practicable and in accordance with sound business practices in the judgment of the Managing General Partner, liquidating distributions shall be made by:

(i)	the end of the taxable year in which liquidation occurs, determined without regard to §706(c)(2)(A) of the Code; or

(ii)	if later, within 90 days after the date of the liquidation.

Notwithstanding, the following amounts are not required to be distributed within the foregoing time periods so long as the withheld amounts are distributed as soon as practical:

(i)	amounts withheld for reserves reasonably required for liabilities of the Partnership; and

(ii)	installment obligations owed to the Partnership.”

In this regard, “Distribution Interest” is defined in Section 2.01.17 as follows:

“17.
Distribution Interest” means an undivided interest in the Partnership’s assets after payments to the Partnership’s creditors or the creation of a reasonable reserve therefor, in the ratio the positive balance of a party’s Capital Account bears to the aggregate positive balance of the Capital Accounts of all of the parties determined after taking into account all Capital Account adjustments for the taxable year during which liquidation occurs (other than those made pursuant to liquidating distributions or restoration of deficit Capital Account balances). Provided, however, after the Capital Accounts of all of the parties have been reduced to zero, the interest in the remaining Partnership assets shall equal a party’s interest in the related Partnership revenues as set forth in §5.01 and its subsections.”

The provisions of the partnership agreement dealing with the removal of the Managing General Partner are discussed in (4) below.

(3)	The absence of an adequate number of qualified replacement general partners or the lack of adequate compensation to attract a qualified replacement.

Response: There are numerous operators which could become the replacement general partner in the Appalachian Basin where the partnership wells are located. For example, the Pennsylvania Bureau of Oil and Gas Management estimates that in 2007 there were 836 well operators bonded in Pennsylvania. In addition, the partnership agreement calls for an operating fee to be charged to the partnership for the operation of the wells at market rates. The partnership agreement also provides for a fee for the operation of the partnership. Further, the partnership agreement provides an explicit, reasonable mechanism in the limited partnership agreement to remove the operator as follows:

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

“4.04(a)(4). Removal of Operator. The Operator may be removed and a new Operator may be substituted at any time on 60 days advance written notice to the outgoing Operator by the Managing General Partner acting on behalf of the Partnership on the affirmative vote of Participants whose Units equal a majority of the total Units.

The Operator shall not be removed until a substituted Operator has been selected by an affirmative vote of Participants whose Units equal a majority of the total Units and installed as such.”

Although the removal of the Managing General Partner and the removal of the operator are separate decisions, both actions can be achieved by a simple majority vote of the limited partners. In addition, under Section 4.03 (c)(2) of the partnership agreement, Units owned by the Managing General Partner or its affiliates are excluded from voting on the removal of the Managing General Partner or the removal of the operator as set forth in (4) below. Thus, the Managing General Partner believes this barrier is overcome.

(4)	The absence of an explicit, reasonable mechanism in the limited partnership agreement or in the applicable laws or regulations.

Response: The partnership agreement provides an explicit, reasonable mechanism in the limited partnership agreement to remove the Managing General Partner as follows:

“4.04(a)(3)(a). Majority Vote Required to Remove the Managing General Partner. The Managing General Partner may be removed at any time on 60 days’ advance written notice to the outgoing Managing General Partner by the affirmative vote of Participants whose Units equal a majority of the total Units…”

Further, Section 4.03(c)(2) provides as follows with respect to the pertinent voting rights of the limited partners:

“4.03(c)(2). Special Voting Rights. At the request of Participants whose Units equal 10% or more of the total Units, the Managing General Partner shall call for a vote by Participants. Each Unit is entitled to one vote on all matters, and each fractional Unit is entitled to that fraction of one vote equal to the fractional interest in the Unit. Participants whose Units equal a majority of the total Units may, without the concurrence of the Managing General Partner or its Affiliates, vote to:

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

…

(ii)	remove the Managing General Partner and elect a new Managing General Partner;

…

(iv)	remove the Operator and elect a new Operator;…”

In this regard, Units owned by the Managing General Partner or its affiliates are excluded from voting on the removal of the Managing General Partner or the removal of the operator by Section 4.03(c)(3) of the partnership agreement:

“4.03(c)(3). Restrictions on Managing General Partner’s Voting Rights. With respect to Units owned by the Managing General Partner or its Affiliates, the Managing General Partner and its Affiliates may vote or consent on all matters other than the following:

(i)	the matters set forth in §4.03(c)(2)(ii) and (iv) above; or

(ii)	any transaction between the Partnership and the Managing General Partner or its Affiliates.

In determining the requisite percentage in interest of Units necessary to approve any Partnership matter on which the Managing General Partner and its Affiliates may not vote or consent, any Units owned by the Managing General Partner and its Affiliates shall not be included.”

Also, a limited partner has the right to obtain a list of the other limited partners upon 10 days written notice. Section 4.03(b)(7) provides in part that:

“4.03(b)(7). Participant Lists. The following provisions apply regarding access to the list of Participants:

(i)
an alphabetical list of the names, addresses, and business telephone numbers of the Participants along with the number of Units held by each of them (the “Participant List”) must be maintained as a part of the Partnership’s books and records and be available for inspection by any Participant or his designated agent at the home office of the Partnership on the Participant’s request;

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

…

(iii)
a copy of the Participant List must be mailed to any Participant requesting the Participant List within 10 days of the written request, printed in alphabetical order on white paper, and in a readily readable type size in no event smaller than 10 point type and a reasonable charge for copy work will be charged by the Partnership;

(iv)
the purposes for which a Participant may request a copy of the Participant List include, without limitation, matters relating to Participant’s voting rights under this Agreement and the exercise of Participant’s rights under the federal proxy laws; and…”

As set forth in §4.03(c)(1)(a), below, limited partners may call a vote to remove the Managing General Partner and may vote in person or by proxy.

“4.03(c)(1)(a). Meetings May Be Called by Managing General Partner or Participants. Meetings of the Participants may be called as follows:

…

(ii)	by Participants whose Units equal 10% or more of the total Units for any matters on which Participants may vote…”

Additionally, the Managing General Partner must provide notice as set forth in Section 4.03(c)(1)(b), which provides in part that:

“4.03(c)(1)(b). Notice Requirement. The Managing General Partner shall deposit in the United States mail within 15 days after the receipt of the request, written notice to all Participants of the meeting and the purpose of the meeting. The meeting shall be held on a date not less than 30 days nor more than 60 days after the date of the mailing of the notice, at a reasonable time and place.”

(5)	The inability of the limited partners holding the rights to obtain the information necessary to exercise them.

Response: The limited partners need only give written notice 60 days’ in advance after an affirmative vote of a majority of the units, so the Managing General Partner believes this barrier is overcome.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

In conclusion, based on the above facts and circumstances, the Managing General Partner believes the proportionate consolidation method is appropriate for accounting for its investment in its limited partnerships.

2.
In your response to our prior comment 4 you state that the managing general partner does apply proportionate consolidation to interests in limited partnerships that exceed 50%, although you believe these partnerships are immaterial to managing general partner's financial statements. Please provide the quantitative and qualitative analysis that you performed and which you believe supports your view of immateriality. Please submit a schedule showing how each of the line items of managing general partner's financial statements would differ had they fully consolidated rather than proportionately consolidated its interests in these limited partnerships.

A spreadsheet is enclosed with this letter showing the Managing General Partner’s share of (decimal in) each limited partnership for which it is the managing general partner. Atlas Energy Partners Limited 1999 (the “1999 Partnership”) is the only partnership in which the decimal is greater than 50%, and it was formed in 1999 with investor capital of only $450,000.

Additionally, the Managing General Partner has included on the enclosed spreadsheet as a quantitative measure the amount of partnership revenues and net income for calendar 2007 and the three months ended March 31, 2008 for the 1999 Partnership. These amounts for the 1999 Partnership are clearly de minimus to the Managing General Partner based on its net income of $14,497,000 for the year ended December 31, 2007, and its members’ equity of $424,281,000 at December 31, 2007. In addition, the 1999 Partnership keeps its books on a tax basis and has no assets on its financial statements. Based on this analysis, the Managing General Partner has not provided a schedule showing how each of the Managing General Partner’s line items of its financial statements would differ had the 1999 Partnership been fully consolidated.

In conclusion, based on the above facts and circumstances, the Managing General Partner believes the proportionate consolidation method is appropriate for accounting for its investment in the 1999 Partnership since the decision to not fully consolidate does not result in a material change in the Managing General Partner’s reported financial results.

3.
Please note additional comments may follow with respect to the managing general partner's application of the proportionate consolidation method as it relates to the limited partnerships' assessment of impairment of long-lived assets.

The Managing General Partner acknowledges your comment.

Kunzman & Bollinger, Inc.

Securities and Exchange Commission
July 24, 2008

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Wallace W. Kunzman, Jr.

Wallace W. Kunzman, Jr.

Enclosures

cc:	Mr. Jack Hollander
Mr. Justin Atkinson

Partnership Name	GP decimal	GP as LP decimal	Total GP & GP as LP decimal as of 7/17/08	Net Income YTD 2007	Net Income 1st Qtr 2008	Revenue YTD 2007	Revenue 1st Qtr 2008	Total Assets 12/31/2007
Public 9	0.35500000	0.00085994	0.35585994					
Public 10	0.32000097	0.00563734	0.32563831					
Public 11	0.35000000	0.00103947	0.35103947					
Public 12	0.35000000	0.00129224	0.35129224					
Public 14-2004	0.35000000		0.35000000					
Public 14-2005 (A)	0.35000000		0.35000000					
Public 15-2005 (A)	0.35070000		0.35070000					
Public 15-2006 (B)	0.34220000	0.00011132	0.34231132					
Public 16-2007 (A)	0.37940000		0.37940000					
Public 17-2007 (A)	0.31050000		0.31050000					
Series 25A	0.35000000		0.35000000					
Series 25B	0.35000000		0.35000000					
Series 26	0.37310000	0.00022389	0.37332389					
Series 27-2006	0.32600000		0.32600000					
Public 1	0.24000000	0.05146100	0.29146100					
Public 2	0.24000000	0.03522660	0.27522660					
Public 3	0.25000000	0.03507560	0.28507560					
Public 4	0.25000000	0.01971400	0.26971400					
Public 5	0.25000000	0.02521840	0.27521840					
Public 6	0.25000000	0.01005940	0.26005940					
Public 7	0.31000000	0.00672750	0.31672750					
Public 8	0.29000000	0.01437920	0.30437920					
Series 10	0.25000000	0.06392040	0.31392040					
Series 11	0.30000000	0.10506000	0.40506000					
Series 12	0.30000000	0.03954800	0.33954800					
JV-92	0.33000000	0.03526590	0.36526590					
1993 LTD	0.30000000	0.04389000	0.34389000					
Series 14	0.33000000	0.04679950	0.37679950					
Series 15	0.30000000	0.00973620	0.30973620					
Series 16	0.21500000	0.03082780	0.24582780					
Series 17	0.26500000	0.01248980	0.27748980					
Series 18	0.31500000	0.00776640	0.32276640					
Series 19	0.31500000	0.00543220	0.32043220					
Series 20	0.27000000	0.00410825	0.27410825					
Series 21A	0.33833599	0.00395637	0.34229236					
Series 21B	0.34000000	0.00212665	0.34212665					
Series 22	0.32530066	0.00359088	0.32889154					
Series 23	0.32000454	0.00351444	0.32351898					
Series 24A	0.33349990	0.00057872	0.33407862					
Series 24B	0.35000000		0.35000000					
AEPL 1985	0.16000000	0.27735000	0.43735000					
AEPL 1986	0.16000000	0.15780000	0.31780000					
AEPL 1987	0.22380000	0.03363000	0.25743000					
AEPL 1988	0.24362700	0.12261600	0.36624300					
AEPL 1989	0.18000000	0.21171000	0.39171000					
AEPL 1990	0.25000000	0.15050000	0.40050000					
AEPL 1991	0.25000000	0.11062000	0.36062000					
AEPL 1992	0.25000000	0.09765800	0.34765800					
AEPL 1993	0.25000000	0.09375000	0.34375000					
AEPL 1994	0.25000000	0.08400000	0.33400000					
AEPL 1995	0.25000000	0.18750000	0.43750000					
AEPL 1996	0.25000000	0.14062500	0.39062500					
AEPL 1997	0.25000000	0.13888890	0.38888890					
AEPL 1998	0.25000000	0.20474140	0.45474140					
AEPL 1999	0.25000000	0.31249990	0.56249990	$ 32,414	$ 19,610	$ 59,152	$ 30,950	$ -

File: GP decimal
Tab: Atlas %

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7/18/2008
11:07 AM